Exhibit 12

CARNIVAL CORPORATION & PLC RATIO OF EARNINGS TO FIXED CHARGES (in millions, except ratios)

	Years Ended November 30,
	2014	2013	2012	2011	2010

Net income	$1,236	$1,078	$1,298	$1,912	$1,978
Income tax (benefit) expense, net	9	(6)	4	-	1
Income before income taxes	1,245	1,072	1,302	1,912	1,979

Fixed charges
Interest expense, net	288	319	336	365	378
Interest portion of rent expense (a)	21	20	19	20	21
Capitalized interest	21	15	17	21	26

Total fixed charges	330	354	372	406	425

Fixed charges not affecting earnings
Capitalized interest	(21)	(15)	(17)	(21)	(26)
Earnings before fixed charges	$1,554	$1,411	$1,657	$2,297	$2,378
Ratio of earnings to fixed charges	4.7x	4.0x	4.5x	5.7x	5.6x

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.